RESULTS OF ANNUAL MEETING OF SHAREHOLDERS (UNAUDITED)

On May 25, 2001, the annual meeting of shareholders of The Indonesia Fund, Inc. (the "Fund") was held and the following matters were voted upon:

(1) To approve the Agreement and Plan of Reorganization dated as of March 29, 2001 between the Fund and the Jakarta Growth Fund, Inc. (the "Jakarta Fund"), a Maryland corporation, whereby (i) the Fund would acquire substantially all of the assets and assume all of the liabilities of the Jakarta Fund, (ii) the Fund would issue shares of the Fund to the Jakarta Fund in exchange therefor, (iii) such Fund shares would be distributed to shareholders to the Jakarta Fund in liquidation of the Jakarta Fund, and (iv) the Jakarta Fund would subsequently be dissolved under Maryland law and de-registered under the Investment Company Act of 1940, as amended.


For
Against
Abstain
Broker
Non-Votes
2,499,270
29,823
13,352
831,344


(2) Election of the following two (2) management nominees standing for election to the Fund's Board of Directors:


For
Withheld
Richard H. Francis (three-year term)
3,320,213
53,576
James P. McCaughan (one-year term)
3,316,611
57,178


In addition to the directors re-elected at the meeting, Dr. Enrique
R. Arzac, Lawrence J. Fox and William W. Priest, Jr. continue to serve as directors of the Fund.